                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           --------------------------


                                  SCHEDULE 13G


                            A-FEM MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00105V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [X]     Rule 13d-1(d)



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-------------------                                            -----------------
CUSIP NO.                           SCHEDULE 13G               PAGE 2 OF 6 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Richard T. Schroeder
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    497,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     39,000
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   497,500
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               39,000
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          536,500
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.5%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                                Page 2 of 6 Pages


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ITEM 1(a). NAME OF ISSUER.

        This Schedule 13G relates to A-Fem Medical Corporation, a Nevada corporation (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at Suite J-5, 10180 S.W. Nimbus Avenue, Portland, Oregon 97223.

ITEM 2(a). NAME OF PERSON FILING:

        This Schedule 13G relates to Mr. Richard T. Schroeder.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        Mr. Schroeder's business address is 2701 NW Vaughn, Suite 442, Portland, OR 97210.

ITEM 2(c). CITIZENSHIP:

        Mr. Schroeder is an American citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

        This Schedule 13G relates to the Company's common stock, $0.01 par value per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER:

        The CUSIP Number for the Company's Common Stock is 00105V105.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;



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        (e) [ ] An Investment Advisor in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.

                                 NOT APPLICABLE.

ITEM 4. OWNERSHIP.

        The following describes the ownership of Common Stock by Mr. Schroeder as of December 31, 1998:

        (a)     Amount beneficially owned: 536,500(1)(2)

        (b)     Percent of class: 5.5%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 497,500(1)

                (ii)    Shared power to vote or to direct the vote: 39,000(2)

----------

        (1) Includes 75,000 shares issuable upon exercise of warrants to purchase Company's Common Stock at an exercise price of $1.50 per share and 125,000 shares issuable upon exercise of warrants to purchase the Company's Common Stock at an exercise price of $2.88 per share

        (2) Includes 30,000 shares held by Mr. Schroeder's spouse and 9,000 shares held by two of his children



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                (iii)   Sole power to dispose or to direct the disposition of:
                        497,500(1)

                (iv)    Shared power to dispose or to direct the disposition of:
                        39,000(2)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.

        Not applicable.



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                                    SIGNATURE

        After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

        Dated: August 11, 1999.

                                        /s/ Richard T. Schroeder
                                        ----------------------------------------
                                        Richard T. Schroeder



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